KIN Apparel



LETTER ⌄

Dear investors,

What a year it's been. 2024 stretched us, challenged us, and ultimately grew us. Since your investment, we've hit major milestones — including receiving our first-ever patent for our satin-lined car headrest covers, opening the door for exciting licensing opportunities. We were also selected for the Macy's Retail Accelerator Program and the 2025 NMSDC Emerging Young Entrepreneurs Cohort — two transformative programs that are positioning us for national retail expansion and distribution.This past year was also about building a stronger foundation for long-term growth. We streamlined our operations, became more efficient with a lean but mighty team, and deepened our brand identity. The work wasn't always glamorous — but it was necessary, and every challenge brought us closer to who we're meant to be.This year, we're focused on scaling KIN Apparel with intention and impact. After securing our first patent, we're doubling down on B2B sales channels, while focusing on expanding the product lines that sell best! Retail and international distribution are a big focus this year. We're actively working to get KIN into national retailers, college bookstores, and overseas markets.On April 6th, we proudly celebrated five years of KIN Apparel. Whether you've been with us from the beginning or joined more recently, please know this: you are the reason this brand exists and continues to thrive. Thank you for believing in KIN, and thank you for believing in me. With love and endless gratitude, Philomina Kane Founder & CEO, KIN Apparel

We need your help!

Spread the Word: Tell your friends, family, and coworkers about KIN Apparel and use your referral link to send $10 and receive $20! Retail Introductions: Know someone in retail, college bookstores, or national chains? We're expanding into stores and would love warm intros to buyers or decision-makers.
Corporate Gifting or Partnerships: If your company is planning employee gifts, or brand partnerships, KIN is a perfect fit. Make the intro!
Hire Us for Custom Projects: We offer bulk and custom satin-lined products — ideal for events, teams, and organizations.
Leave a Review: Honest reviews help boost our credibility and visibility. If you haven't already, drop a review on our website!
Follow & Engage: Stay connected with us on social media (Instagram and TikTok) and engage with our content!

Sincerely,

Philomina Kane
Founder & CEO



How did we do this year?

REPORT CARD

B+

☺ The Good

- Landed a national campaign with Chase for Business
- Received our first patent for satin car headrest covers
- Accepted into Macy's Retail Accelerator

☹ The Bad

- Fulfillment center in Ohio shutdown unexpectedly in June of 2024
- Slow Q1 and Q2 of 2024 led to downsizing the team but became very efficient with less overhead
- Delayed Product Launches

2024 At a Glance

January 1 to December 31















January 1 to December 31

$3,609,904 **+9%**
Revenue

-$198,438
Net Loss

$539,355 **+129%**
Short Term Debt

$726,280
Raised in 2024

$448,391
Cash on Hand
As of 04/ 1/25

INCOME BALANCE NARRATIVE

Revenues
Profit
$3,322,482
$3,609,904

-$503,433

-$198,438

2023

2024

Net Margin: -5%   Gross Margin: 65%   Return on Assets: -22%   Earnings per Share: -$0.02

Revenue per Employee: $1,203,301   Cash to Assets: 68%   Revenue to Receivables: ~   Debt Ratio: 111%

📄 2023_Annual_Report_KIN_Apparel.pdf   📄 2024_Annual_Report_KIN_Apparel.pdf

We ❤️ Our 527 Investors

Thank You For Believing In Us

Content missing

Thank You!

From the KIN Apparel Team



Philomina Kane

Founder & CEO

Princeton University Graduate
Appeared on Shark Tank & got a
deal with Emma Grede 185,000
Youtuber Subscribers Forbes 30
Under 30 Lister Won $225,000 in...

Details

The Board of Directors

Director	Occupation	Joined
Philomina Kane	CEO @ KIN Apparel	2020

Officers

Officer	Title	Joined
Philomina Kane	Treasurer CEO President Secretary	2020

Voting Power ❷

Holder	Securities Held	Voting Power
Philomina Kane	8,000,000 Common Stock	95.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2020	$50,000		Section 4(a)(2)
09/2020	$25,000		Section 4(a)(2)
04/2022	$25,000		Section 4(a)(2)
05/2022	$100,000		Regulation D, Rule 506(b)
03/2023	$50,000		Section 4(a)(2)
07/2023	$200,000		Other
02/2024	$37,500		Section 4(a)(2)
03/2024	$200,000		Other
06/2024	$321,380		4(a)(6)
12/2024	$167,400		Other

12/2024 $167,400   Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
05/16/2022	$100,000 ❓	5.0%	0.0%	$566,667	05/16/2023

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Celtic Bank ❓	07/17/2023	$200,000	$10,255 ❓	46.12%	01/14/2025	Yes
Citizens Bank ❓	03/01/2024	$200,000	$200,000 ❓	9.8%	04/01/2028	Yes
Shopify Capital ❓	12/04/2024	$167,400	$136,981 ❓	8.0%	06/04/2026	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	11,072,665	8,421,053	Yes

Warrants: 0
Options: 1

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

KIN Apparel requires additional funding to reach profitability, which may pose a risk due to the uncertainty of securing necessary financing. Without sufficient capital, the company may face challenges in executing its growth strategies, such as investing in marketing initiatives, expanding product lines, or enhancing operational efficiency. Failure to secure adequate funding could impede KIN Apparel's ability to achieve profitability within the projected

funding could impede KIN Apparel's ability to achieve profitability within the projected timeline, affecting investor confidence and long-term viability.

The brand's close association with Philomina Kane, also known as NaturallyPhilo, presents both opportunities and risks. While Philomina's personal brand and influence have been instrumental in KIN Apparel's early success, any negative publicity or shifts in Philomina's personal brand could directly impact the company's reputation and sales. This dependence on a single individual for brand recognition and consumer trust poses a significant risk to the long-term sustainability of the business.

As a company that prioritizes quality and uses specific materials like satin for its products, KIN Apparel may face challenges in maintaining a reliable and cost-effective supply chain. Any disruptions in the sourcing of materials or manufacturing processes could lead to production delays, increased costs, and potentially lower product quality. Given the importance of materials like satin in the brand's offerings, any compromise in quality or consistency could have a detrimental impact on customer satisfaction and brand reputation.

While KIN Apparel aims to offer unique and functional products tailored to a specific market segment, it operates in a highly competitive industry. Competing against established brands with larger marketing budgets and broader distribution networks poses a challenge to KIN Apparel's growth ambitions. Without effective marketing strategies, the company may struggle to capture market share and sustain its competitive edge in the long term.

While KIN Apparel's satin-lined hoodies and accessories offer unique benefits for hair care, the reliance on satin as a primary material could limit the scalability of its product line. Satin is typically associated with higher production costs compared to standard materials like cotton, which could pose challenges in expanding the product range or offering competitive pricing. Additionally, the niche appeal of satin products may limit their market reach, impacting the company's ability to achieve widespread adoption and scale operations efficiently.

KIN Apparel aims to expand its distribution by entering retail spaces, but this endeavor carries inherent risks. Entering retail channels requires significant upfront investment in inventory, marketing, and store infrastructure, with no guarantee of immediate returns. Moreover, retail expansion entails navigating complex negotiations with landlords, managing inventory levels effectively, and competing for shelf space with established brands. Any missteps in the retail expansion strategy could result in financial losses, diminished brand reputation, and setbacks in the company's growth trajectory.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities,

decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the

make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred

discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

KIN Apparel, Inc

Delaware Corporation
Organized July 2020
3 employees
744 South St
Unit 242
Philadelphia PA 19147 http://www.kinapparel.com

Business Description

Refer to the KIN Apparel profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

KIN Apparel is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄